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                               August 28, 2023

       Michael Seifert
       President and Chief Executive Officer
       PSQ Holdings, Inc.
       222 Lakeview Avenue, Suite 800
       West Palm Beach, Florida 33401

                                                        Re: PSQ Holdings, Inc.
                                                            Registration
Statement on Form S-1
                                                            Filed August 9,
2023
                                                            File No. 333-273830

       Dear Michael Seifert:

              We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

       Registration Statement on Form S-1 filed August, 9, 2023

       Cover page

   1. Please revise the cover page to state the voting rights of the Class A and Class C common stock, as well as the
fact that your CEO owns 52.62% of your outstanding voting power and you are therefore a
controlled company.
   2. Disclose the potential profit if the Sponsor Distributees sell the 5,700,000 Private
                                                        Warrants at a recent
sale price, as well as the potential profit if the Sponsor Distributees sell the 5,700,000
shares of Class A Common Stock underlying the Private Warrants at a recent sale price
assuming conversion of the Private Warrants. Also disclose that cash proceeds of the company
associated with the exercises of the warrants are dependent on the stock price.
 Michael Seifert
PSQ Holdings, Inc.
August 28, 2023
Page 2
Risk Factor
Risks Related to Ownership of Our Class A Common Stock
A significant portion of our shares of Class A Common Stock will be available for immediate resale..., page 44

3.    We note your disclosure that    [w]hile the Selling Holders may
experience a positive rate
      of return based on the trading price of the Company   s securities, the
public holders of the
      Company   s securities may not experience a similar rate of return on the securities they
      purchased due to differences in the applicable purchase price and trading
price.    Please
      expand your disclosure to state that the selling holders may therefore have an incentive to sell because of the likelihood that they will still profit on sales because of the lower price that they purchased their shares than the public investors.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

      You may contact Jennie Beysolow at 202-551-8108 or Lilyanna Peyser at 202-551-
3222 with any questions.



                                                             Sincerely,
FirstName LastNameMichael Seifert
                                                             Division of
Corporation Finance
Comapany NamePSQ Holdings, Inc.
                                                             Office of Trade &
Services
August 28, 2023 Page 2
cc:       Glenn Pollner, Esq.
FirstName LastName